Exhibit 99.1

Maris-Tech Announces Financial Results For the Six Months Ended June 30, 2023

Rehovot, Israel, Sept. 29, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced its financial report for the six months ended June 30, 2023.

Revenue for the six-months ended June 30, 2023 was $473,853, compared to $967,925 for the same six-month period in 2022. Net loss for the six-months ended June 30, 2023 was $2,264,027, compared to $2,273,700 for the same six-month period in 2022.

In June 2023, Maris-Tech received grant approval from the Israeli Innovation Authority in the amount of $333,000 to support the first year development of an innovative system for onboard situation awareness for nanosatellite platforms. The funding will cover approximately 50% of the total budget for the first year of the project.

“Maris-Tech continues to develop pioneering solutions in new projects, along with expansion in growing markets and new territories, and important new international cooperation agreements. Looking forward, we are seeing increased interest in our innovative solutions and have received new orders as a result of our focused marketing efforts from both long-standing and new customers,” said Israel Bar, Chief Executive Officer of Maris-Tech.

See Maris-Tech’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”), on September 29, 2023.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the future development of products and solutions, new projects and cooperation agreements, expansion in growing markets and new territories and interest of new and existing clients in our innovative solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com